UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Lifeline Systems, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Massachusetts	20-1591429
(State of Incorporation or Organization)	(IRS Employer Identification no.)

111 Lawrence Street, Framingham, MA	01702
(Address of Principal Executive Offices)	(Zip Code)

Securities Act registration statement file number to which this form relates: 333-
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act: None

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) please check the following box:  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:  ☒

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock (including associated Preferred Stock Purchase Rights)

(Title of Class)

This Amendment No. 1 on Form 8-A/A amends and restates the information set forth in the Registration Statement on Form 8-A dated May 24, 1985 filed by Lifeline Systems, Inc.

ITEM 1. Description of Registrant’s Securities to be Registered.

On December 9, 2004, Lifeline Systems, Inc. (f/k/a Lifeline Holdings, Inc.) (the “Company”) and Lifeline Systems Company (f/k/a Lifeline Systems, Inc.) (“Lifeline Systems”) filed Articles of Share Exchange with the Secretary of the Commonwealth of the Commonwealth of Massachusetts, pursuant to which the shareholders of Lifeline Systems exchanged their shares of Lifeline Systems’ common stock, $0.02 par value per share, on a one-for-one basis for shares of the Company’s common stock (“Common Stock”), $0.02 par value per share (such exchange, the “Share Exchange”). As a result of the Share Exchange, shareholders of Lifeline Systems automatically became shareholders of the Company instead of Lifeline Systems and now own one share of the Company’s Common Stock for each share of Lifeline Systems’ common stock they held prior to December 9, 2004. As a result of the Share Exchange, the Company became the successor corporation to Lifeline Systems under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to its common stock. Upon consummation of the Share Exchange, the common stock purchase rights registered on the Form 8-A filed by Lifeline Systems on August 5, 1998 expired and are no longer outstanding.

The Company is authorized by its Restated Articles of Organization to issue 50,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, $0.01 par value per share (“Preferred Stock”). The following description of the Company’s Common Stock, Preferred Stock and Preferred Stock Purchase Rights summarizes the material terms and provisions of these securities. For the complete terms of the Company’s Common Stock, Preferred Stock and Preferred Stock Purchase Rights, please refer to the Company’s Restated Articles of Organization, as amended, Amended and Restated Bylaws and the Rights Agreement dated November 19, 2004 between the Company and Registrar and Transfer Company, as Rights Agent (the “Rights Agreement”), which are attached hereto as exhibits. The terms of these securities may also be affected by Massachusetts law.

Common Stock

Holders of the Company’s Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the outstanding shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably any dividends that may be declared by the Company’s Board of Directors (the “Board”) out of legally available funds, subject to any preferential dividend rights of outstanding Preferred Stock. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the net assets of the Company available for distribution after the payment of all debts and other liabilities and the payment of any required amounts to the holders of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares sold in the offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock that the Board may designate and issue in the future.

Preferred Stock

The Board is authorized, subject to any limitations prescribed by law, without further shareholder approval, to establish from time to time one or more classes or series of Preferred Stock covering up to an aggregate of 5,000,000 shares of Preferred Stock and to issue shares of Preferred Stock. Each class or series of Preferred Stock will cover the number of shares and will have the preferences, voting powers, qualifications and special or relative rights or privileges as is determined by the Board, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Of these 5,000,000 shares, 50,000 shares have been designated Series A Junior Participating Preferred Stock having the rights, powers and privileges set forth in the Company’s Restated Articles of Organization. The Series A Junior Participating Preferred Stock has been designated in connection with the Rights Agreement.

The purpose of authorizing the Board to establish Preferred Stock is to eliminate delays associated with a shareholder vote on the creation of a particular class or series of Preferred Stock. The rights of the holders of Common Stock will be subject to the rights of holders of any Preferred Stock issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging, delaying or preventing an acquisition of the Company at a price which many shareholders find attractive. These provisions could also make it more difficult for the Company’s shareholders to effect corporate actions, including the election of directors.

The Preferred Stock is not registered pursuant to Sections 12(b) or 12(g) of the Exchange Act.

Preferred Stock Purchase Rights

On October 19, 2004, the Board declared a dividend of one Right for each outstanding share of the Company’s Common Stock to shareholders of record at the close of business on December 7, 2004 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, $0.01 par value per share (the “Series A Preferred Stock”), at a Purchase Price of $100 in cash, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement attached hereto as Exhibit 4. Capitalized terms used in this summary of the Rights that are not otherwise defined herein shall have the respective meanings ascribed to them in the Rights Agreement.

Initially, the Rights are not exercisable and will be attached to all certificates representing outstanding shares of Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock, and the Distribution Date will occur, upon the earlier of (i) 10 business days following the later of (a) the first date of a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock or (b) the first date on which an executive officer of the Company has actual knowledge that an Acquiring Person has become such (such later date, the “Stock Acquisition Date”), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock. The Distribution Date may be deferred in circumstances determined by the Board. In addition, certain inadvertent acquisitions will not trigger the occurrence of the Distribution Date. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates outstanding on the Record Date, together with a summary of the Rights, or by new Common Stock certificates issued after the Record Date which contain a notation incorporating the Rights Agreement by reference, (ii) the Rights will be transferred with and only with such Common Stock certificates, and (iii) the surrender for transfer of any certificates for Common Stock outstanding (with or without a copy of the summary of the Rights or such notation) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire upon the close of business on October 19, 2014 (the “Final Expiration Date”) unless earlier redeemed or exchanged as described below. As soon as practicable after the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board, and except for shares of Common Stock issued upon exercise, conversion or exchange of then outstanding options, convertible or exchangeable securities or other contingent obligations to issue shares or pursuant to any employee benefit plan or arrangement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event that any Person becomes an Acquiring Person, unless the event causing the 15% threshold to be crossed is a Permitted Offer (as defined in the Rights Agreement), then, promptly following the first occurrence of such event, each holder of a Right (except as provided below and in Section 7(e) of the Rights Agreement) shall thereafter have the right to receive, upon exercise, that number of shares of Common Stock of the Company (or, in certain circumstances, cash, property or other securities of the Company) which equals the exercise price of the Right divided by 50% of the current market price (as defined in the Rights Agreement) per share of Common Stock at the date of the occurrence of such event. However, Rights are not exercisable following such event until such time as the Rights are no longer redeemable by the Company as described below. Notwithstanding any of the foregoing, following the occurrence of such event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. The event summarized in this paragraph is referred to as a “Section 11(a)(ii) Event.”

For example, at an exercise price of $100 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Section 11(a)(ii) Event would entitle its holder to purchase for $100 such number of shares of Common Stock (or other consideration, as noted above) as equals $100 divided by one-half of the current market price (as defined in the Rights Agreement) of the Common Stock. Assuming that the Common Stock had a market price of $50 per share at such time, the holder of each valid Right would be entitled to purchase four shares of Common Stock, having a market value of 4 x $50, or $200, for $100.

In the event that, at any time after any Person becomes an Acquiring Person, (i) the Company is consolidated with, or merged with and into, or consummates a share exchange with, another entity, and the Company is not the surviving or acquiring entity of such consolidation, merger or share exchange (other than a transaction that follows a Permitted Offer) or if the Company is the surviving or acquiring entity, but shares of its outstanding Common Stock are changed or exchanged for stock or securities (of any other person) or cash or any other property, or (ii) more than 50% of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by 50% of the current market price (as defined in the Rights Agreement) of such common stock at the date of the occurrence of the event. The events summarized in this paragraph are referred to as “Section 13 Events.” A Section 11(a)(ii) Event and Section 13 Events are collectively referred to as “Triggering Events.”

For example, at an exercise price of $100 per Right, each valid Right following a Section 13 Event would entitle its holder to purchase for $100 such number of shares of common stock of the acquiring company as equals $100 divided by one-half of the current market price (as defined in the Rights Agreement) of such common stock. Assuming that such common stock had a market price of $50 per share at such time, the holder of each valid Right would be entitled to purchase four shares of common stock of the acquiring company, having a market value of 4 x $50, or $200, for $100.

At any time after the occurrence of a Section 11(a)(ii) Event, when no person owns a majority of the Common Stock, the Board may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Series A Preferred Stock (or of a share of a class or series of the Company’s Preferred Stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

The Purchase Price payable, and the number of units of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the then-current market price (as defined in the Rights Agreement) of the Series A Preferred Stock, or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above). The number of Rights associated with each share of Common Stock is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Series A Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Series A Preferred Stock) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock will be entitled to receive, when, as and if declared by the Board, a minimum preferential quarterly dividend payment of $10 per share or, if greater, an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series A Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share, plus an amount equal to accrued and unpaid dividends, and will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock. Each share of Series A Preferred Stock will have 1,000 votes, voting together with the Common Stock. In the event of any merger, consolidation, share exchange or other transaction in which Common Stock is changed or exchanged, each share of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Series A Preferred Stock’s dividend, liquidation and voting rights, the value of one one-thousandth of a share of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

At any time prior to the earlier of the tenth Business Day (or such later date as may be determined by the Board) after the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”), payable in cash or stock. Immediately upon the redemption of the Rights or such earlier time as established by the Board in the resolution ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Rights may also be redeemable following certain other circumstances specified in the Rights Agreement.

Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. Although the distribution of the Rights should not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

Any provision of the Rights Agreement, other than the redemption price, may be amended by the Board prior to such time as the Rights are no longer redeemable. Once the Rights are no longer redeemable, the Board’s authority to amend the Rights is limited to correcting ambiguities or defective or inconsistent provisions in a manner that does not adversely affect the interest of holders of Rights.

The Rights are intended to protect the Company’s shareholders in the event of an unfair or coercive offer to acquire the Company and to provide the Board with adequate time to evaluate unsolicited offers. The Rights may have anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its shareholders, as determined by a majority of the Board. The Rights should not interfere with any merger, share exchange or other business combination approved by the Board.

ITEM 2. Exhibits.

1.	Restated Articles of Organization of the Registrant (Incorporated by reference to Amendment No. 1 to the Registrant’s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on October 27, 2004 (File No. 333-118929)).

2.	Articles of Amendment of the Registrant.

3.	Amended and Restated Bylaws of the Registrant (Incorporated by reference to Amendment No. 1 to the Registrant’s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on October 27, 2004 (File No. 333-118929)).

4.	Rights Agreement dated November 19, 2004 between Lifeline Holdings, Inc. (n/k/a Lifeline Systems, Inc.) and Registrar and Transfer Company, as Rights Agent, which includes as Exhibit A the Terms of Series A Junior Participating Preferred Stock, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Stock.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

LIFELINE SYSTEMS, INC.

Date: December 10, 2004	By:	/s/ Ronald Feinstein
Ronald Feinstein
President and Chief Executive Officer